# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evoke Pharma Inc, CIK 0001403708
CUSIP: 30049G302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 230, Stevens Beach, California (CA), 92075
Date of event which requires filing of this statement: 11/03/2025
Amends the filing with accession number 0001104659-24-101777
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St., 2nd Floor, New Canaan, Connecticut (CT), 06840, 203-308-4440

## Reporting persons
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 0; shared voting power 268,431; sole dispositive power 0; shared dispositive power 268,431; aggregate amount beneficially owned 268,431 (15.99% of the class)
- Harkey Wilmot B. (CIK 0001775952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 268,431; sole dispositive power 0; shared dispositive power 268,431; aggregate amount beneficially owned 268,431 (15.99% of the class)
- Mack Daniel (CIK 0001775831): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 268,431; sole dispositive power 0; shared dispositive power 268,431; aggregate amount beneficially owned 268,431 (15.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Evoke Pharma Inc
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 230, Stevens Beach, California (CA), 92075
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons") on September 20, 2024 (the "Original Schedule 13D"), as previously amended on October 1, 2024, November 6, 2024 and February 3, 2025, relating to Common Stock, par value $0.0001 per share (the "Common Stock"), of Evoke Pharma, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D as previously amended. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information reported in the Original Schedule 13D as previously amended.

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the "Nantahala Investors"). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the shares of Common Stock held by the Nantahala Investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended by the addition of the following:

As disclosed by the Issuer in a Current Report on Form 8-K (the "Merger 8-K") filed with the U.S. Securities and Exchange Commission on November 4, 2025, on November 3, 2025 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with QOL Medical, LLC, a Delaware limited liability company ("Parent"), and QOL-EOS Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will commence a tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock (the "Shares") for $11.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the "Offer Price").

In connection with the execution of the Merger Agreement, Parent and Merger Sub entered into tender and support agreements (the "Support Agreements") with certain of directors and key employees of the Company, and certain the Company's stockholders and holders of Company warrants, including the Nantahala Investors. The Support Agreements provide that, among other things, such directors and key employees have agreed to tender their Shares to Merger Sub in the Offer and (to the extent applicable) to exercise and surrender their Company warrants. According to the Issuer's Merger 8-K, the Shares subject to the Support Agreements comprise approximately 10.4% of the currently outstanding Shares. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Board votes to approve a superior proposal.

At the effective time of the Merger (the "Effective Time"), each Share that is issued and outstanding immediately prior to the Effective Time, including each Share owned by the Reporting Persons (but excluding Shares (i) owned by Parent, Merger Sub, the Company or any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case, immediately prior to the Effective Time, (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) held by any stockholder who is entitled to demand and has properly and validly demanded their statutory right of appraisal of such Shares in compliance in all respects with Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive the Offer Price, without interest thereon and subject to any applicable withholding taxes (the "Merger Consideration") pursuant to the Merger Agreement. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

At the Effective Time, each Company warrant, including any Warrant (as defined and described in the Original Schedule 13D as previously amended), that is outstanding and unexercised as of immediately prior to the Effective Time, (but excluding any Company warrant to the extent the holder thereof has elected a cashless exercise of such Company warrant) will cease to represent a right to acquire Shares. At or following the Effective Time, each holder of a Company warrant that has an exercise price less than the Offer Price will be entitled to receive cash in respect of each Share for which such Company warrant is exercisable immediately prior to the Effective Time in an amount equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company warrant immediately prior to the Effective Time, by (ii) an amount equal to the Offer Price less the exercise price payable per Share under such Company warrant. Each holder of a Company warrant that has an exercise price equal to or greater than the Offer Price will not receive any consideration with respect to such Company warrant. Notwithstanding anything to the contrary set forth in the Merger Agreement, the foregoing will not apply to any holders of Company warrants who elect to receive the Black Scholes Value (as defined in the applicable Company warrants) in accordance with their Company warrants. Holders of Company warrants may exercise their right to receive such Black Scholes Value at any time concurrently or within 30 days following the closing of the Merger. Each Nantahala Investor has agreed pursuant to the applicable Support Agreement that with respect to each of its Warrants which, as of immediately prior to the Effective Time, has not been exercised in full, it shall make an election, contingent upon the Effective Time occurring, with respect to the exercise and surrender of all of such Warrant, as set forth in the applicable provisions of the Common Stock Purchase Warrant evidencing such Warrant (each, a "Warrant Agreement" and collectively, the "Warrant Agreements")), in each case in exchange for the Warrant Consideration or the Black Scholes Value (as defined in the applicable Warrant Agreement), in accordance with and as contemplated by Section 3.7(h) of the Merger Agreement and the terms of the applicable Warrant Agreement.

The Offer, Merger Agreement and proposed Merger are more fully described in the Issuer Merger 8-K. A copy of the form of the Support Agreements is filed as Exhibit 10.1 to the Issuer's Merger 8-K. The foregoing description of the Support Agreements is qualified in its entirety by reference to the full text thereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

See Items 11 and 13 of the cover pages.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 1,678,743 shares of Common Stock outstanding, which includes 1,558,465 shares of Common Stock outstanding on August 1, 2025 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025) and 120,278 shares of Common Stock for which the Warrants may be exercised as of the date hereof (giving effect to the Beneficial Ownership Limit), which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own 268,431 shares of Common Stock, which includes 148,153 shares of Common Stock held by the Nantahala Investors and a further 120,278 shares of Common Stock issuable upon exercise of the Warrants (giving effect to the Beneficial Ownership Limitation), or approximately 15.99% of the outstanding shares of Common Stock. Each of Mr. Harkey and Mr. Mack, as principals of Nantahala, may also be deemed to beneficially own the same shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

See Items 7, 8, 9 and 10 of the cover pages.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended by the addition of the following:

The disclosure set forth above in Item 4 regarding the Support Agreements is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended by the addition of the following exhibit:

Exhibit 99.9 Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Evoke Pharma, Inc. on November 4, 2025)

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis, Chief Compliance Officer (11/04/2025)
- Harkey Wilmot B.: /s/ Wilmot B. Harkey, Wilmot B. Harkey (11/04/2025)
- Mack Daniel: /s/ Daniel Mack, Daniel Mack (11/04/2025)